Exhibit 4.1

WHEREAS, the Company in indebted to Ralph McKittrick for consulting services rendered and expenses incurred in connection with the operation of the Company's assembly facility in Portsmouth, New Hampshire, and

WHEREAS, Ralph McKittrick has agreed to accept shares of the Company's common stock as consideration for his services, be it

RESOLVED, that 500,000 shares be issued to Ralph McKittrick for such consulting services rendered and expenses incurred in connection with the Company's assembly facility in Portsmouth, New Hampshire, and be it

FURTHER RESOLVED, that all of the above referenced shares of the Company's common stock be registered on Form S-8 to be filed with the Securities and Exchange Commission.